Exhibit 99.1

Home Inns Group Reports First Quarter 2013 Financial Results

Total Revenues Increased 12% Year over Year to RMB 1.40 billion

Adjusted Net Income Improved to RMB 10.3 million

Shanghai, May 13, 2013 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN) (“Home Inns Group” or “the Company”), a leading economy hotel chain in China, today announced its unaudited financial results for the first quarter ended March 31, 2013.

Home Inns Group acquired Motel 168 and has consolidated Motel 168’s operating and financial results since October 1, 2011. Consolidated group numbers are presented in this earnings release unless specifically noted. For the purpose of providing more context and comprehensive information to investors regarding Motel 168’s integration, Home Inns Group has separately presented key financial data for Motel 168 hotels through the end of 2012. The Company will continue to provide Motel 168’s operating metrics and revenues through the remaining integration period in 2013.

First Quarter 2013 Financial Highlights

•	Total revenues increased 11.7% to RMB 1.402 billion (US$225.8 million) for the first quarter of 2013, which was within the guidance range of RMB 1.385 billion to RMB 1.415 billion.

•	Adjusted net income (non-GAAP) was RMB 10.3 million (US$1.7million) compared to a loss of RMB 24.6 million in the first quarter of 2012.

•	Adjusted EBITDA (non-GAAP) increased 30.3% to RMB 216.1 million (US$34.8 million) or 15.4% of total revenues compared to 13.2% in the first quarter of 2012.

Key Financial Results

(RMB in Millions except RMB per ADS)	1Q2013	1Q2012	V%
Total Revenues	1,402.2	1,255.7	11.7%
Income/Loss from Operations	12.1	-36.9	F
Adj. Income from Operations*	39.2	9.7	302.2%
Net Loss	-19.4	-103.2	F
Adj. Net Income/Loss*	10.3	-24.6	F
EBITDA*	187.4	93.1	101.3%
Adj. EBITDA*	216.1	165.9	30.3%
Diluted Loss per ADS	-0.42	-2.28	F
Adj. Diluted Earnings/Loss per ADS*	0.22	-0.54	F

Note: Consolidation of Motel 168 financial results started in October 1, 2011

“V%” represents year-over-year change in percentage

“F” or “UF” denote favourable or unfavourable change when prior year amount is negative

*	Indicates a non-GAAP financial measure which excludes share-based compensation expenses, integration expenses, amortization on up-front fees of acquisition term loans or gain or loss on change in fair value of convertible notes, gain on change in fair value of interest swap transaction and net foreign exchange gain (see commentary at the end of this earnings release for full details).

First Quarter 2013 Operational Highlights

•

Home Inns Group opened 91 new hotels in the first quarter of 2013. As of March 31, 2013, the Group operated 1,859 hotels across 266 cities in China under its three brands. There were a total of 216 hotels contracted or under construction, including 152 franchised-and-managed hotels as a result of strong interest and increasing demand for this business model from existing and new potential franchisee partners. A franchised-and-managed hotel is a high-margin business model which requires minimal capital investments by the Company.

	Hotels in Operations				Openings	Closures
	Group	Home Inns	Motel 168	Yitel	Group	Group
Total Number of Hotels	1,859	1,517	335	7	91	4
Leased-and-Operated	818	662	150	6	16	1
Franchised-and-Managed	1,041	855	185	1	75	3
Contracted or under Construction	216	178	29	9
Leased-and-Operated	64	42	15	7
Franchised-and-Managed	152	136	14	2

•	As of March 31, 2013, Home Inns Group had a total of 13.2 million unique active non-corporate members under its frequent guests programs.

Operating Metrics

	1Q2013	4Q2012	1Q2012
Occupancy Rate	83.6%	83.8%	80.7%
Average Daily Rate (ADR, RMB)	156	165	163
Revenue per Available Room (RevPAR, RMB)	131	138	132

•

The year-over-year increase in occupancy rate was driven by the Company’s organized promotions to maximize hotel utilization during the off-peak season where pricing was already depressed by an overall soft market environment. The resulting year-over-year decrease in RevPAR in the first quarter of 2013 was kept at a controlled minimum level.

•

For the first quarter of 2013, RevPAR for Motel 168 improved 4.5% year over year to RMB 116 from RMB 111 as a net result of substantial year-over-year improvements in occupancy rate to 76.7% from 70.4% offsetting a decrease in ADR to RMB 151 from RMB 158, a decline which was consistent with the Company’s short-term pricing approach in the quarter in response to the macro-economic conditions. The improvement trend at Motel 168 continues as the Company proceeds into the final stages of integration of Motel 168.

“Facing a continued weak market environment, the Company delivered reasonably sound performances in the first quarter of 2013,” said Mr. David Sun, the Company’s chief executive officer. “We achieved our revenue targets, maintained stable performance at mature hotels relative to the overall market, generated further integration results at Motel 168, and improved profitability across the business through solid execution of productivity initiatives and cost control measures.”

“Market uncertainties remain as we look into the rest of 2013. On the other hand, it was evident that we are able to navigate through challenging environmental conditions and successfully manage internally controllable aspects of our business. The Company is evolving into a more efficient and effectively-managed enterprise to deliver growth with increasing profitability,” Mr. Sun continued. “We will keep our focus on the franchise-growth strategy, multi-brand development and integration, capital structure optimization and cash generation. We strongly believe Home Inns Group will continue to leverage the opportunities in China’s growing travel and lodging sector and deliver sustainable profitable growth to our shareholders over the long term.”

Detailed Overview of Financial Results for First Quarter 2013

Total Revenues

(RMB/USD in Millions)	First Quarter 2013
	RMB	USD	V%
Leased-and-Operated Hotels	1,238.1	199.3	9.8%
Franchised-and-Managed Hotels	164.1	26.4	28.3%

Total Revenues	1,402.2	225.8	11.7%
Less: Business Taxes	-87.9	-14.2	14.2%

Net Revenues	1,314.3	211.6	11.5%

Note: “V%” represents year-over-year change in percentage

•

The year-over-year increases in total revenues from both leased-and-operated and franchised-and-managed hotels in the first quarter of 2013 were mainly driven by an increase in the number of hotels in operation.

•	Revenues from Motel 168 included in total revenues were RMB 333.5 million (US$53.7 million) for the first quarter of 2013, which was within the guidance range of RMB 330 million to RMB 340 million.

Total Operating Costs and Expenses / Total Operating Income

(RMB/USD in Millions)	First Quarter 2013
	GAAP Results			Share-Based Compensation		Integration Costs		Adjusted Non-GAAP Results
	RMB	USD	Vpts	RMB	USD	RMB	USD	RMB	USD	Vpts
Leased-and-Operated Hotel Costs	1,191.1	191.8	-2.4pts	2.3	0.4	3.8	0.6	1,185.0	190.8	-1.5pts
Franchised-and-Managed Hotel Personnel Costs	29.0	4.7	0.3pts	2.9	0.5	—	—	26.1	4.2	0.2pts
Sales and Marketing Expenses	21.4	3.4	0.1pts	0.4	0.1	—	—	21.0	3.4	0.1pts
General and Administrative Expenses	68.7	11.1	-1.5pts	17.3	2.8	0.3	0.1	51.0	8.2	-0.5pts

Total Operating Costs and Expenses	1,310.1	210.9	-3.5pts	22.9	3.7	4.1	0.7	1,283.1	206.6	-1.7pts
Total Operating Income	12.1	1.9	3.8pts	22.9	3.7	4.1	0.7	39.2	6.3	2.0pts

Note: “Vpts” represents year-over-year change in percentage points of total revenues

Total operating costs and expenses were RMB 1.31 billion (US$210.9 million) for the first quarter of 2013, representing 93.4% of total revenues. Total operating costs and expenses excluding any share-based compensation expenses and integration costs (non-GAAP) for the first quarter of 2013 were 91.5% of total revenues, compared to 93.2% in the same period a year ago.

•

Total leased-and-operated hotel costs were RMB 1.19 billion (US$191.8 million) for the first quarter of 2013. Total leased-and-operated hotel costs excluding any share-based compensation expenses and integration costs (non-GAAP) were 95.7% of leased-and-operated hotel revenues in the first quarter of 2013, compared to 95.8% in the same period a year ago. The year-over-year decrease in this expense ratio was mainly due to continued cost control initiatives at the hotel operational level. Pre-opening cost was RMB 27.2 million (US$4.4 million) for the first quarter of 2013.

•

Personnel costs of franchised-and-managed hotels were RMB 29.0 million (US$4.7 million) for the first quarter of 2013. Personnel costs of franchised-and-managed hotels excluding share-based compensation expenses (non-GAAP) were 15.9% of franchised-and-managed hotel revenues in the first quarter of 2013, compared to 16.0% in the same period of 2012.

•

Sales and marketing expenses were RMB 21.4 million (US$3.4 million) for the first quarter of 2013. Sales and marketing expenses excluding share-based compensation expenses (non-GAAP) were 1.5% of total revenues for the first of quarter 2013, compared to 1.4% in the same period of 2012.

•

General and administrative expenses were RMB 68.7 million (US$11.1 million) for the first quarter of 2013. General and administrative expenses excluding any share-based compensation expenses and integration costs (non-GAAP) were 3.6% of total revenues in the first quarter of 2013, compared to 4.2% in the same period of 2012. This year-over-year decrease in general and administrative expenses as a percentage of total revenues was mainly due to continued cost control measures to maximize scale leverage.

Income from Operations was RMB 12.1 million (US$1.9 million) for the first quarter of 2013. Income from operations excluding any share-based compensation expenses and integration cost (non-GAAP) for the first quarter of 2013 was RMB 39.2 million (US$6.3 million), or 2.8% of total revenues, compared to RMB 9.7 million, or 0.8% of total revenues, in the same period of 2012. This year-over-year increase in the income from operations margin rate resulted from effective cost controls, productivity gains and efficiency in headquarter functions.

EBITDA (non-GAAP)

(RMB/USD in Millions)	First Quarter 2013			First Quarter 2012
	RMB	USD	%Rev	RMB	USD	%Rev
EBITDA (Non-GAAP)	187.4	30.2	13.4%	93.1	14.8	7.4%
Net Foreign Exchange Gain	-2.6	-0.4	-0.2%	-2.3	-0.4	-0.2%
Share-Based Compensation Expenses	22.9	3.7	1.6%	22.1	3.7	1.8%
Integration Cost	4.1	0.7	0.3%	24.6	0.7	2.0%
Non-Operating Income	-1.4	-0.2	-0.1%	3.6	-0.2	0.3%
Loss on Fair Value Change in Convertible Notes	5.7	0.9	0.4%	24.8	0.9	2.0%

Adjusted EBITDA (Non-GAAP)	216.1	34.8	15.4%	165.9	34.8	13.2%

Note: “%Rev” represents amount as a percentage of total revenues

Consolidated Net Income Attributable to Home Inns Group’s Shareholders

(RMB/USD in Millions)	First Quarter 2013			First Quarter 2012
	RMB	USD	%Rev	RMB	USD	%Rev
Net Loss (GAAP)	-19.4	-3.1	-1.4%	-103.2	-3.1	-8.2%
Net Foreign Exchange Gain	-2.6	-0.4	-0.2%	-2.3	-0.4	-0.2%
Share-Based Compensation Expenses	22.9	3.7	1.6%	22.1	3.7	1.8%
Integration Cost	4.1	0.7	0.3%	24.6	0.7	2.0%
Amortization of Upfront Fees on Term Loan	1.0	0.2	0.1%	5.8	0.2	0.5%
Non-Operating Income	-1.4	-0.2	-0.1%	3.6	-0.2	0.3%
Loss on Fair Value Change in Convertible Notes	5.7	0.9	0.4%	24.8	0.9	2.0%

Adjusted Net Income (Non-GAAP)	10.3	1.7	0.7%	-24.6	1.7	-2.0%

Note: “%Rev” represents amount as a percentage of total revenues

Basic and Diluted Earnings Per Ordinary Share and Per ADS

	First Quarter 2013
	Ordinary Share		ADS Share
	RMB	USD	RMB	USD
Basic	-0.21	-0.03	-0.42	-0.07
Diluted	-0.21	-0.03	-0.42	-0.07
Adjusted Basic (Non-GAAP)	0.11	0.02	0.23	0.04
Adjusted Diluted (Non-GAAP)	0.11	0.02	0.22	0.04

Cash Flow

Net operating cash flow for the first quarter of 2013 increased 104.5% year over year to RMB 63.0 million (US$10.1 million) from RMB 30.8 million. Cash paid for capital expenditures during the quarter was RMB 231.1 million (US$37.2 million).

Capitalized expenditures for the first quarter of 2013 were RMB 192.0 million (US$30.9 million).

Balance Sheet

As of March 31, 2013, Home Inns Group had cash and cash equivalents of RMB 481.8 million (US$77.6 million). The outstanding balance of convertible notes issued in December 2010 plus interest swap contracts (both measured at fair value) totalled RMB 1.07 billion (US$172.0 million). The outstanding balance of the U.S. dollar-denominated four-year term loan was RMB 733.5 million (US$118.1 million).

Outlook for Second Quarter 2013

Home Inns Group maintains its target to open 360 to 380 new hotels in 2013, including approximately 80 to 90 leased-and-operated hotels and 270 to 300 franchised-and-managed hotels.

The Company also maintains its total revenues expectation for the group for 2013 to be in the range of RMB 6,600 million to RMB 6,800 million, representing growth of 14.4% to 17.9% over 2012.

Total revenues for Home Inns Group in the second quarter of 2013 are expected to be in the range of RMB 1,580 million to RMB 1,610 million.

Total revenues for Motel 168 brand in the second quarter of 2013 are expected to be in the range of RMB 380 million to RMB 390 million.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

This announcement contains translations of certain RMB amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.2108 to US$1.00, the noon buying rate for March 31, 2013 set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold an earnings conference call at 9 PM U.S. Eastern Daylight Time on Monday, May 13, 2013 (9 AM Beijing/Hong Kong Time on Tuesday, May 14, 2013).

Dial-in details for the earnings conference call are as follows:

U.S. (toll free):	1.866.519.4004
U.S.:	1.718.354.1231
China Mainland:	800.819.0121 or 400.620.8038
Hong Kong (toll free):	800.930.346
Hong Kong:	852.2475.0994
U.K. (toll free):	080.8234.6646
U.K.:	44.2030.598.139
Australia (toll free):	1.800.457.076
Taiwan (toll free):	008.0112.6920

International:	65.6723.9381

Pass code for all regions:	Home Inns

A replay of the conference call may be accessed by phone at the following numbers until the end of Monday, May 20, 2013 U.S. Eastern Daylight Time.

U.S. toll free:	1.855.452.5696
China toll free:	400.120.0932 or 800.870.0205
Hong Kong toll free:	800.963.117

International:	61.2.8199.0299

Conference ID number:	35503363

Live and archived webcasts of this conference call will be available at http://english.homeinns.com.

About Home Inns Group

Home Inns Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Home Inns as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Home Inns Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns Group’s ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns Group, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; our expected successful consolidation and integration of Motel 168 with our existing operations; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor does it purport to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement Home Inns Group’s unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns Group uses the following non-GAAP measures:

(a)	total operating costs and expenses excluding share-based compensation expenses and integration costs

(b)	total leased-and-operated hotel costs excluding share-based compensation expenses and integration costs

(c)	personnel costs of franchised-and-managed hotels excluding share-based compensation expenses

(d)	sales and marketing expenses excluding share-based compensation expenses

(e)	general and administrative expenses excluding share-based compensation expenses and integration costs

(f)	income from operations excluding share-based compensation expenses and integration costs

(g)	adjusted net income attributable to shareholders excluding any share-based compensation expenses, foreign exchange gain or loss, integration cost, upfront fee amortization of term loan, and gain or loss from fair value change of convertible notes and interest swap derivatives

(h)	adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation expenses, gain or loss from fair value change of convertible notes, integration cost, gain or loss on change in fair value of interest swap transaction, and upfront fee amortization of term loan, and

(i)	adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation expenses, gain or loss from fair value change of convertible notes, integration costs, and gain or loss on change in fair value of interest swap transaction

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Home Inns Group believes that, used in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding the Group’s performance, and both management and investors benefit from referring to these non-GAAP financial measures in assessing the Group’s performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns Group’s operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Home Inns Group’s operational and financial performance with industry peers.

One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Home Inns Group’s net income (loss) for the period. These non-GAAP measures exclude share-based compensation expenses, foreign exchange gain or loss and gain or loss from fair value change of convertible notes, which have been and will continue to be a significant recurring expense in Home Inns Group’s business. In addition, Home Inns Group’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns Group does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Home Inns Group computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release. The non-GAAP adjustment items do not include the tax impact.

The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns Group’s future results will be unaffected by other charges and gains Home Inns Group considers to be outside the ordinary course of its business.

Home Inns Group completed its acquisition of 100% equity interest in Motel 168, and took control of Motel 168 effective on October 1, 2011. Home Inns Group has consolidated Motel 168’s operating and financial results since October 1, 2011. Home Inns Group has presented certain separated financial data of Motel 168 in this earning release for the purpose of providing more information to investors. Home Inns Group will provide separate financial data for Motel 168 through the first half of 2013.

For investor and media inquiries, please contact:

Johnny Wang

Home Inns & Hotels Management Inc.

Tel: +86-21-3337-3333*3870

Email: johnnywang@homeinns.com

Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Appendix 1:

Motel 168 operations have been integrated into the Group for management and measurement purposes since its acquisition on October 1, 2011. For the purpose of providing more context and comprehensive information to investors regarding Motel 168’s integration, Home Inns Group has separately presented key financial data for Motel 168 hotels through the end of 2012. The Company will continue to provide Motel 168’s operating metrics and revenues through the remaining integration period in 2013.

First Quarter 2013 Operational and Revenues for Motel 168 Hotels

Operating Metrics

	1Q2013	4Q2012	1Q2012
Occupancy Rate	76.7%	77.4%	70.4%
Average Daily rate (ADR, RMB)	151	160	158
Revenue per Available Room (RevPAR, RMB)	116	124	111

Total Revenues

(RMB in Millions)

	1Q2013	1Q2012	V%
Total Revenues	333.5	327.3	1.9%
Leased-and-Operated Hotels	314.9	311.8	1.0%
Franchised-and-Managed Hotels	18.6	15.5	19.8%

Note:	“V%” represents year-over-year change in percentage

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Balance Sheet

	December 31, 2012	March 31, 2013
	RMB ‘000	RMB ‘000	US$ ‘000
ASSETS
Current assets:
Cash and cash equivalents	663,156	481,782	77,572
Restricted cash	205,739	200,944	32,354
Accounts receivable, net	98,176	130,692	21,043
Receivables from related parties	6,818	6,389	1,029
Consumables	41,600	40,403	6,505
Prepayments and other current assets	172,534	154,600	24,892
Deferred tax assets	80,369	68,975	11,106

Total current assets	1,268,392	1,083,785	174,501

Investment in a jointly controlled entity	6,625	6,352	1,023
Property and equipment, net	3,846,835	3,865,501	622,384
Goodwill	2,254,631	2,254,631	363,018
Intangible assets, net	1,149,419	1,138,915	183,377
Other assets	117,350	116,617	18,776
Non-current deferred tax assets	310,762	357,053	57,489

Total assets	8,954,014	8,822,854	1,420,568

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Balance Sheet

	December 31, 2012	March 31, 2013
	RMB ‘000	RMB ‘000	US$ ‘000
LIABILITIES
Current liabilities:
Accounts payable	76,825	66,626	10,727
Payables to related parties	3,798	4,898	789
Short term loans	12,571	—	—
Finance lease liabilities	6,660	5,554	894
Salaries and welfare payable	215,569	111,823	18,005
Income tax payable	76,382	70,961	11,425
Other taxes payable	27,761	33,053	5,322
Deferred revenues	202,874	198,347	31,936
Other unpaid and accruals	165,886	187,169	30,136
Other payables	925,134	850,864	136,998
Deferred tax liability	29,439	29,756	4,791

Total current liabilities	1,742,899	1,559,051	251,023

Long term loans	735,404	733,461	118,094
Deferred rental	631,618	678,518	109,248
Deferred revenues	45,089	51,681	8,321
Finance lease liabilities	1,620	1,041	168
Deposits due to franchisees	91,462	94,871	15,275
Other long term payables	10,620	8,444	1,360
Unfavorable lease liabilities	370,548	362,318	58,337
Financial liabilities*	1,066,771	1,068,262	172,001
Deferred tax liabilities	288,321	285,963	46,043

Total liabilities	4,984,352	4,843,610	779,870

Commitments and contingencies
Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 91,672,320 and 92,167,262 shares issued and outstanding as of December 31, 2012 and March 31 2013, respectively)	3,574	3,589	578
Additional paid-in capital	2,802,905	2,833,270	456,184
Statutory reserves	158,417	158,417	25,507
Retained earnings	992,505	973,119	156,682

Total Home Inns shareholders’ equity	3,957,401	3,968,395	638,951

Noncontrolling interests	12,261	10,849	1,747

Total shareholders’ equity	3,969,662	3,979,244	640,698

Total liabilities and shareholders’ equity	8,954,014	8,822,854	1,420,568

	—	—	—

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.2108 on March 31, 2013, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: Financial liabilities represent convertible notes and interest swap contracts, both measured at fair value.

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended
	March 31, 2012	December 31, 2012	March 31, 2013
	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000
Revenues:
Leased-and-operated hotels	1,127,837	1,304,958	1,238,105	199,347
Franchised-and-managed hotels	127,864	160,724	164,113	26,424

Total revenues	1,255,701	1,465,682	1,402,218	225,771
Less: Business tax and related surcharges	(76,976)	(90,149)	(87,943)	(14,160)

Net revenues	1,178,725	1,375,533	1,314,275	211,611

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities	(492,314)	(514,213)	(551,068)	(88,727)
Personnel costs	(254,558)	(245,909)	(275,184)	(44,307)
Depreciation and amortization	(149,893)	(158,078)	(169,500)	(27,291)
Consumables, food and beverage	(67,743)	(99,834)	(72,005)	(11,594)
Others	(132,354)	(190,804)	(123,339)	(19,859)

Total leased-and-operated hotel costs	(1,096,862)	(1,208,838)	(1,191,096)	(191,778)
Personnel costs of Franchised-and-managed hotels	(22,593)	(24,581)	(28,992)	(4,668)
Sales and marketing expenses	(18,175)	(24,793)	(21,380)	(3,442)
General and administrative expenses	(79,972)	(83,408)	(68,676)	(11,058)

Total operating costs and expenses	(1,217,602)	(1,341,620)	(1,310,144)	(210,946)

Other income	1,947	2,341	7,956	1,281
Income/(loss) from operations	(36,930)	36,254	12,087	1,946

Interest income	7,062	861	340	55
Interest expenses	(30,922)	(17,393)	(15,787)	(2,542)
Loss from equity investment	(502)	(493)	(273)	(44)
Loss on change in fair value of convertible notes	(24,800)	(45,356)	(5,661)	(911)
Non-operating income	3,439	19,683	4,431	714
Non-operating expenses	(3,585)	—	—	—
Foreign exchange gain, net	2,254	14,974	2,579	415

(Loss)/income before income tax expenses and noncontrolling interests	(83,984)	8,530	(2,284)	(367)

Income tax expense	(18,917)	(964)	(16,365)	(2,635)
Net (loss)/income	(102,901)	7,566	(18,649)	(3,002)

Less:Net income attributable to noncontrolling interests	(273)	(1,286)	(736)	(119)
Net (loss)/income attributable to Home Inns Group’s shareholders	(103,174)	6,280	(19,385)	(3,121)

(Loss)/earnings per share
— Basic	(1.14)	0.07	(0.21)	(0.03)

— Diluted	(1.14)	0.07	(0.21)	(0.03)

Weighted average ordinary shares outstanding
— Basic	90,666	91,027	91,794	91,794

— Diluted	90,666	92,445	91,794	91,794

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – Personnel costs	1,955	2,038	2,279	367
Personnel costs of Franchised-and-managed hotels	2,164	2,476	2,914	469
Sales and marketing expenses	374	354	386	62
General and administrative expenses	17,619	17,620	17,349	2,793

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.2108 on March 31, 2013, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended March 31, 2013
	GAAP Result	%of Total Revenue	Share-based Compensation	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB ‘000		RMB ‘000	RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)
Leased-and-operated hotel costs	(1,191,096)	84.9%	2,279	3,823	0.4%	(1,184,994)	84.5%
Personnel costs of Franchised-and-managed hotels	(28,992)	2.1%	2,914	—	0.2%	(26,078)	1.9%
Sales and marketing expenses	(21,380)	1.5%	386	—	0.0%	(20,994)	1.5%
General and administrative expenses	(68,676)	4.9%	17,349	317	1.3%	(51,010)	3.6%

Total operating costs and expenses	(1,310,144)	93.4%	22,928	4,140	1.9%	(1,283,076)	91.5%

Income from operations	12,087	0.9%	22,928	4,140	1.9%	39,155	2.8%

	Quarter Ended March 31, 2013
	GAAP Result	%of Total Revenue	Share-based Compensation	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	US$ ‘000		US$ ‘000	US$ ‘000		US$ ‘000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)
Leased-and-operated hotel costs	(191,778)	84.9%	367	616	0.4%	(190,795)	84.5%
Personnel costs of Franchised-and-managed hotels	(4,668)	2.1%	469	—	0.2%	(4,199)	1.9%
Sales and marketing expenses	(3,442)	1.5%	62	—	0.0%	(3,380)	1.5%
General and administrative expenses	(11,058)	4.9%	2,793	51	1.3%	(8,214)	3.6%

Total operating costs and expenses	(210,946)	93.4%	3,692	667	1.9%	(206,587)	91.5%

Income from operations	1,946	0.9%	3,692	667	1.9%	6,305	2.8%

	Quarter Ended December 31, 2012
	GAAP Result	%of Total Revenue	Share-based Compensation	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB ‘000		RMB ‘000	RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)
Leased-and-operated hotel costs	(1,208,838)	82.5%	2,038	19,933	1.5%	(1,186,867)	81.0%
Personnel costs of Franchised-and-managed hotels	(24,581)	1.7%	2,476	—	0.2%	(22,105)	1.5%
Sales and marketing expenses	(24,793)	1.7%	354	—	0.0%	(24,439)	1.7%
General and administrative expenses	(83,408)	5.7%	17,620	558	1.2%	(65,230)	4.5%

Total operating costs and expenses	(1,341,620)	91.5%	22,488	20,491	2.9%	(1,298,641)	88.6%

Income from operations	36,254	2.5%	22,488	20,491	2.9%	79,233	5.4%

	Quarter Ended March 31, 2012
	GAAP Result	%of Total Revenue	Share-based Compensation	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB ‘000		RMB ‘000	RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)	(unaudited)		(unaudited)
Leased-and-operated hotel costs	(1,096,862)	87.4%	1,955	14,463	1.3%	(1,080,444)	86.0%
Personnel costs of Franchised-and-managed hotels	(22,593)	1.8%	2,164	—	0.2%	(20,429)	1.6%
Sales and marketing expenses	(18,175)	1.4%	374	—	0.0%	(17,801)	1.4%
General and administrative expenses	(79,972)	6.4%	17,619	10,090	2.2%	(52,263)	4.2%

Total operating costs and expenses	(1,217,602)	97.0%	22,112	24,553	3.7%	(1,170,937)	93.2%

(Loss)/income from operations	(36,930)	2.9%	22,112	24,553	3.7%	9,735	0.8%

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.2108 on March 31, 2013, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	March 31, 2012	December 31, 2012	March 31, 2013
	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)
Net (loss)/income attributable to Home Inns Group’s shareholders (GAAP)	(103,174)	6,280	(19,385)	(3,121)
Foreign exchange gain, net	(2,254)	(14,974)	(2,579)	(415)
Share-based compensation	22,112	22,488	22,928	3,692
Integration cost	24,553	20,491	4,140	667
Interest expenses — Upfront fee amortization of term loans	5,821	2,013	959	154
Non-operating expenses/(income)— Loss/(gain) on change in fair value of interest swap transaction	3,585	(1,049)	(1,380)	(222)
Loss on change in fair value of convertible notes	24,800	45,356	5,661	911

Adjusted net (loss)/income attributable to Home Inns Group’s shareholders (Non-GAAP)	(24,557)	80,605	10,344	1,666

	Quarter Ended
	March 31, 2012	December 31, 2012	March 31, 2013
	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)
(Loss)/earnings per share (GAAP)
— Basic	(1.14)	0.07	(0.21)	(0.03)

— Diluted	(1.14)	0.07	(0.21)	(0.03)

Weighted average ordinary shares outstanding
— Basic	90,666	91,027	91,794	91,794

— Diluted	90,666	92,445	91,794	91,794

Adjusted (loss)/earnings per share (Non-GAAP)
— Basic	(0.27)	0.89	0.11	0.02

— Diluted	(0.27)	0.87	0.11	0.02

Weighted average ordinary shares outstanding
— Basic	90,666	91,027	91,794	91,794

— Diluted	90,666	92,445	92,804	92,804

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.2108 on March 31, 2013, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: The non-GAAP adjustment items do not include the tax impact.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	March 31, 2012	December 31, 2012	March 31, 2013
	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)
Net (loss)/income attributable to Home Inns Group’s shareholders	(103,174)	6,280	(19,385)	(3,121)
Interest income	(7,062)	(861)	(340)	(55)
Interest expenses	30,922	17,393	15,787	2,542
Income tax expense	18,917	964	16,365	2,635
Depreciation and amortization	153,463	164,376	174,924	28,164

EBITDA (Non-GAAP)	93,066	188,152	187,351	30,165

Foreign exchange gain, net	(2,254)	(14,974)	(2,579)	(415)
Share-based compensation	22,112	22,488	22,928	3,692
Integration cost	24,553	20,491	4,140	667
Non-operating expenses/(income)—Loss/(gain) on change in fair value of interest swap transaction	3,585	(1,049)	(1,380)	(222)
Loss on change in fair value of convertible notes	24,800	45,356	5,661	911

Adjusted EBITDA (Non-GAAP)	165,862	260,464	216,121	34,798

%of total revenue	13.2%	17.8%	15.4%	15.4%

Note 1: The “Depreciation and amortization expense” includes the depreciation and amortization expenses of the Group.

The depreciation and amortization expenses of all leased-and-operated hotels are included in “Operating costs and expenses”.

The depreciation and amortization expenses of administrative long-term assets are included in “General and administrative expenses”.

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended
	March 31, 2012			December 31, 2012			March 31, 2013
	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168
Total Hotels in operation:	1,479	311	1,168	1,772	334	1,438	1,859	335	1,524
Leased-and-operated hotels	702	144	558	803	151	652	818	150	668
Franchised-and-managed hotels	777	167	610	969	183	786	1,041	185	856
Total rooms	182,146	48,129	134,017	214,070	49,745	164,325	222,841	49,205	173,636
Occupancy rate (as a percentage)	80.7%	70.4%	84.4%	83.8%	77.4%	85.6%	83.6%	76.7%	85.6%
Average daily rate (in RMB)	163	158	165	165	160	166	156	151	158
RevPAR (in RMB)	132	111	139	138	124	143	131	116	135

Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	March 31, 2012			March 31, 2013
	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168
Total Hotels in operation:	1,278	289	989	1,278	289	989
Leased-and-operated hotels	638	143	495	639	144	495
Franchised-and-managed hotels	640	146	494	639	145	494
Total rooms	159,291	45,786	113,505	158,773	44,610	114,163
Occupancy rate (as a percentage)	83.4%	70.7%	88.6%	86.0%	77.0%	89.6%
Average daily rate (in RMB)	165	157	166	160	153	162
RevPAR (in RMB)	137	111	147	137	117	145

One Motel 168 Franchised-and-managed hotel was legally converted into Leased-and-operated hotels in 2012.

*	“Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.

“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.

“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.

The operating data of multi-brand conversion hotels were included in “Motel 168”.